Exhibit 99.1

Item 5(c) Transaction Description

The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by Charles M. Gillman. All such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

None.